UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

AMERICAN RESOURCES CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

02927U 208

(CUSIP Number)

September 30, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

CUSIP No. 02927U 208

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Golden Properties Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,676,404
	6.	SHARED VOTING POWER 2,912,836 (1)
	7.	SOLE DISPOSITIVE POWER 2,676,404
	8.	SHARED DISPOSITIVE POWER 2,912,836 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,676,404
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.19% (based on 37,216,390 shares outstanding as of October 16, 2020)
12.	TYPE OF REPORTING PERSON CO

____________

(1)	Golden Properties Ltd. is a wholly-owned subsidiary of Tau Holdings Ltd. and thus, Tau Holdings Ltd. has shared voting power regarding the shares of common stock issued to Golden Properties Ltd.

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CUSIP No. 02927U 208

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tau Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 236,432
	6.	SHARED VOTING POWER 2,912,836 (1)
	7.	SOLE DISPOSITIVE POWER 236,432
	8.	SHARED DISPOSITIVE POWER 2,912,836 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,912,836 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.82% (based on 37,216,390 shares outstanding as of October 16, 2020)
12.	TYPE OF REPORTING PERSON CO

___________

(1)

Tau Holdings Ltd. wholly-owns Golden Properties Ltd., which owns 2,676,404 shares of the issuer’s common stock and thus, Tau Holdings Ltd. has shared voting and dispositive power regarding 2,912,836 shares of the issuer’s common stock.

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Item 1(a).

Name of Issuer:

American Resources Corporation (“Issuer”)

Item 1(b).

Address of Issuer’s Principal Executive Offices:

12115 Visionary Way, Suite 174, Fishers, Indiana 46038

Item 2(a).

Name of Person Filing.

The statement is filed on behalf of Golden Properties Ltd. and Tau Holdings Ltd. (collectively, the “Reporting Person”).

Item 2(b).

Address of Principal Business Office or, if None, Residence.

#500, 1177 West Hastings Street, Vancouver, BC, V6E 2K3, Canada

Item 2(c).

Citizenship.

Both Golden Properties Ltd. and Tau Holdings Ltd. are organized in British Columbia, Canada.

Item 2(d).

Title of Class of Securities.

Common Stock, $0.001 par value.

Item 2(e).

CUSIP Number.

02927U 208

Item 3.

Type of Person

Not applicable.

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Item 4.

Ownership.

(a) Amount beneficially owned: Golden Properties Ltd. – 2,676,404; Tau Holdings - 2,912,836 (1)

(b) Percent of class: Golden Properties Ltd. 7.19% (based on 37,216,390 shares outstanding as of October 16, 2020);Tau Holdings Ltd. – 7.82% (based on 37,216,390 shares outstanding as of October 16, 2020).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: Golden Properties Ltd. – 2,676,404 (1); Tau Holdings Ltd. – 236,432.

(ii) Shared power to vote or to direct the vote: Tau Holdings Ltd. - 2,912,836.

(iii) Sole power to dispose or to direct the disposition of: Golden Properties Ltd. – 2,676,404 (1); Tau Holdings Ltd. – 236,432.

(iv) Shared power to dispose or to direct the disposition of: Tau Holdings Ltd. - 2,912,836.

___________

(1) Golden Properties Ltd. is a wholly-owned subsidiary of Tau Holdings Ltd. and thus, Tau Holdings Ltd. has shared voting power regarding the shares of common stock issued to Golden Properties Ltd.

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Golden Properties Ltd.

Date: October 16, 2020	By:	/s/ Simon Royle
Simon Royle, Director of Finance

Tau Holdings Ltd.

Date: October 16, 2020	By:	/s/ Simon Royle
Simon Royle, Director of Finance

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